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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Date: May 11, 2006

                        Commission File Number: 001-32305

                                    CORPBANCA
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                 (Translation of registrant's name into English)

                         Huerfanos 1072, Santiago, Chile
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                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

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     On May 5, 2006, Corpbanca announced unaudited consolidated financial results for the first quarter of 2006, ended March 31, 2006. A copy of the announcement is attached hereto as Exhibit 99.1.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2006

                                          CORPBANCA


                                          By:
                                                 /s/ Claudio Chamorro Carrizo
                                                 -------------------------------
                                          Name:  Claudio Chamorro Carrizo
                                          Title: Division Manager - Planning and
                                                 Development Control

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                                  EXHIBIT INDEX

Exhibit  Description
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99.1     Corpbanca announcement, dated May 5, 2006, covering unaudited consolidated financial results for the first quarter of 2006, ended March 31, 2006.